UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*
                       NORTH AMERICAN MORTGAGE COMPANY
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          657037-10-7
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       November 5, 1996
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   657037-10-7
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           484,400
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            108,400
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                484,400
_________________________________________________________________
               (10) Shared Dispositive Power
                    108,400
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   592,800
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    4.2%
_________________________________________________________________
     14)  Type of Reporting Person
               I N
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 592,800 Shares. Of this amount, 202,500 Shares were purchased by Omega Capital Partners, L.P., at a cost of $3,370,846; 190,300 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $3,166,970; 85,200 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $1,418,515; 6,400 Shares were purchased by Omega Overseas Partners II, Ltd., at a cost of $105,938; and 108,400 Shares were purchased by the Managed Account at a cost of $1,802,675. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q filed with the Securities & Exchange Commission for the quarter ended June 30, 1996, there were 13,950,535 Shares of Common Stock issued and outstanding as of August 7, 1996. Omega Capital Partners, L.P., owns 202,500 Shares, or 1.5% of those outstanding; Omega Institutional Partners, L.P., owns 190,300 Shares, or 1.4% of those outstanding; Omega Overseas Partners, Ltd., owns 85,200 Shares, or 0.6% of those outstanding; Omega Overseas Partners II, Ltd., owns 6,400 Shares, or 0.05% of those outstanding; and the Managed Account owns 108,400 Shares, or 0.8% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. As to the 108,400 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market sale transactions.



                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          10/18/96             9,900              $20.07
          11/01/96             4,200               21.80
          11/01/96            19,600               21.39
          11/04/96             1,700               21.20
          11/05/96            33,500               21.04
          11/06/96             9,000               21.08
          11/07/96            14,900               21.25

               Omega Institutional Partners, L.P.




            Date of           Amount of           Price Per
          Transaction           Shares              Share
          10/18/96             9,800              $20.07
          11/01/96             3,700               21.80
          11/01/96            18,200               21.39
          11/04/96             1,600               21.20
          11/05/96            31,500               21.04
          11/06/96             8,400               21.08
          11/07/96            13,900               21.25







                   Omega Equity Partners, L.P.



            Date of          Amount of            Price Per
          Transaction          Shares               Share
          09/13/96            12,500              $17.46
          10/16/96             3,000               20.00
          10/18/96            10,900               20.07
          11/01/96               100               21.80
          11/01/96             1,400               21.39
          11/04/96               100               21.20
          11/05/96             2,600               21.04
          11/06/96               700               21.08
          11/07/96             1,100               21.25
          11/08/96            15,200               21.20

                  Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          10/18/96                500             $20.07
          11/01/96              2,000              21.80
          11/01/96              8,100              21.39
          11/04/96                400              21.20
          11/05/96             13,500              21.04
          11/06/96              3,800              21.08
          11/07/96              6,200              21.25






                Omega Overseas Partners II, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          10/18/96              2,700             $20.07
          11/01/96                100              21.80
          11/01/96                600              21.39
          11/04/96                100              21.20
          11/05/96              1,100              21.04
          11/06/96                300              21.08
          11/07/96                500              21.25






                       The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          10/18/96            16,200              $20.07
          11/01/96             2,200               21.80
          11/01/96            10,300               21.39
          11/04/96               900               21.20
          11/05/96            17,800               21.04
          11/06/96             4,700               21.08
          11/07/96             7,900               21.25

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 1996



/s/ ALAN M. STARK
ALAN M. STARK on behalf of LEON G.
COOPERMAN, individually and as
managing partner of Omega Capital
Partners, L.P., Omega Institutional
Partners, L.P., and Omega Equity
Partners, L.P., and as President of
Omega Advisors, Inc. pursuant to
Power of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).